FOR IMMEDIATE RELEASE

7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES FASTER- THAN-EXPECTED HOTEL OPENINGS, TOTALING 231 NET HOTELS OPENED IN 2010

GUANGZHOU, PRC — January 10, 2010 — 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days” or the “Company”), a leading economy hotel chain based in China, announced today that it opened 231 net hotels in 2010, including 85 net leased-and-operated hotels and 146 net managed hotels. As of December 31, 2010, the Company had a total of 568 hotels in operation, consisting of 321 leased-and-operated hotels and 247 managed hotels.

In 2010, the Company continued its rapid growth momentum with 231 net hotels opened, exceeding its original full year expansion plan of 170-200 net new hotel openings. At its current rate of expansion, taking into account both the expected hotel openings scheduled for 2011 and the estimated hotel development pipeline by the end of 2011, 7 Days expects to achieve its target of having 1,000 hotels in operation and under development (including leased-and operated hotels under conversion and managed hotels contracted but not opened) by the end of 2011.

Mr. Alex Nanyan Zheng, 7 Days’ Chief Executive Officer and Director, commented, “We have consistently demonstrated our strong execution capabilities by successfully delivering on our rapid expansion strategy, and I am proud of the accomplishments of our experienced hotel development team.  We are pleased to see that the scalability of our business model – supported by our powerful eCommerce platform and our industry leading membership club – is proving stronger than the management team had originally anticipated. Looking into 2011, I am confident that we will be able to maintain our expansion momentum, which will help to increase brand awareness and is ultimately aimed at better satisfying the growing demand from our over 14 million loyalty club members for more convenient access to our high quality hotels and services.

“In addition, we believe our consistent track record of growth and well established operating systems will help to attract more franchisees and increase our operating scale as we continue to grow.  As we currently have approximately 200 hotels under conversion, we are confident that we will be able to meet and exceed our target of 240 net hotel openings in 2011, which will allow us to solidify our position as one of the fastest expanding companies in the industry in China.”

About 7 Days Group Holdings Limited

7 Days is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand.  The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, 7 Days Group’s its expected number of new hotel openings in 2011 (including the related breakdown of expected new leased and operated hotels and new managed hotels), its estimated number of hotels under development by the end of 2011, its expected number of total hotels in operation and under development by the end of 2011, its ability to successfully identify, secure and operate additional properties and to develop new hotels on a timely basis, its ability to obtain various approvals relating to hotel openings, its ability to maintain execution capabilities and implementation of its expansion strategy, the scalability of its business model, its ability to maintain its expansion momentum, the expected effects of its rapid expansion, its ability to attract franchisees and increase its operating scale, and its ability to meet or exceed its hotel opening targets.  These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding the Company’s ability to expand its operations while maintaining consistent and high-quality accommodations and services; uncertainties regarding the Company’s ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2009 Annual Report on Form 20-F filed with the SEC on April 26, 2010 and is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s 2009 Annual Report on Form 20-F. The Company’s net hotels opened in 2010 are not necessarily indicative of the number of hotels it will open and its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

For more information, please contact:

Investor Contact:
Vivian Chen, Investor Relations Senior Manager
7 Days Group Holdings Limited
Tel: +86-20-8922-5858
Email: IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712